DREYFUS PREMIER SHORT-INTERMEDIATE MUNICIPAL BOND FUND

Rule 18f-3 Plan

          Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), requires that the Board of an investment company desiring to offer multiple classes pursuant to said Rule adopt a plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges.

          Dreyfus Premier Short-Intermediate Municipal Bond Fund (the “Fund”) desires to offer multiple classes, and the Fund’s Board, including a majority of the Board members who are not “interested persons” (as defined in the 1940 Act), has determined that the following plan is in the best interests of each class individually and the Fund as a whole:

           1. Class Designation: Fund shares shall be divided into Class B and Class D.

           2. Differences in Services: The services offered to shareholders of each Class shall be substantially the same, except that certain automatic investment plan privileges are not available to holders of Class B shares.

           3. Differences in Distribution Arrangements: Class B shares are designed primarily for investors who are investing through a third party, such as a bank, broker-dealer or financial adviser. Class D shares are designed primarily for investors who are investing directly with the Fund through its distributor or other entities that have entered into agreements with the distributor to sell such shares.

          Class B shares shall be offered only in connection with dividend reinvestment and exchanges permitted by the Exchange Privilege. Class B shares shall be subject to a deferred sales charge (a “CDSC”), as such term is defined under the Conduct Rules of the National Association of Securities Dealers, Inc., and shall be charged an annual distribution fee under a Distribution Plan adopted pursuant to Rule 12b-1 under the 1940 Act. Class B shares also shall be subject to an annual service fee under a Shareholder Services Plan adopted by the Fund. The amount of and provisions relating to the CDSC, and the amount of the fees under the Distribution Plan and Shareholder Services Plan pertaining to the Class B shares, are set forth on Schedule A hereto.

          Class D shares shall be offered at net asset value and shall be subject to an annual distribution and service fee under a Service Plan adopted pursuant to Rule 12b-1 under the 1940 Act. The amount of the fees under the Service Plan are set forth on Schedule B hereto.

           4. Expense Allocation: The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis: (a) fees under the Distribution Plan, Shareholder Services Plan and/or Service Plan; (b) transfer agent fees identified by the Fund’s transfer agent as being attributable to a specific Class; (c) printing and postage expenses related to preparing and distributing materials, such as shareholder reports, prospectuses and proxies, to current shareholders of a specific Class; (d) litigation or other legal expenses relating solely to a specific Class; and (e) fees and expenses of administration that are identified and approved by the Fund’s Board as being attributable to a specific Class.

           5. Conversion Features: Class B shares shall automatically convert to Class D shares after a specified period of time after the date of purchase, based on the relative net asset value of each such Class without the imposition of any sales charge, fee or other charge, as set forth on Schedule C hereto. No other Class shall be subject to any automatic conversion feature.

           6. Exchange Privileges: Shares of a Class shall be exchangeable only for (a) shares of the same Class of other investment companies managed or administered by The Dreyfus Corporation or its affiliates as specified from time to time and (b) shares of certain other Classes of such investment companies or shares of certain other investment companies specified from time to time.

Dated: October 10, 2002
Amended as of: March 27, 2006

SCHEDULE A

Contingent Deferred Sales Charge — Class B Shares — A CDSC payable to the Fund’s Distributor shall be imposed on any redemption of Class B shares which reduces the current net asset value of such Class B shares to an amount which is lower than the dollar amount of all payments by the redeeming shareholder for the purchase of Class B shares of the Fund held by such shareholder at the time of redemption. No CDSC shall be imposed to the extent that the net asset value of the Class B shares redeemed does not exceed (i) the current net asset value of Class B shares acquired through reinvestment of dividends or capital gain distributions, plus (ii) increases in the net asset value of the shareholder’s Class B shares above the dollar amount of all payments for the purchase of Class B shares of the Fund held by such shareholder at the time of redemption.

          If the aggregate value of the Class B shares redeemed has declined below their original cost as a result of the Fund’s performance, a CDSC may be applied to the then-current net asset value rather than the purchase price.

          In circumstances where the CDSC is imposed, the amount of the charge shall depend on the number of years from the time the shareholder purchased the Class B shares until the time of redemption of such shares. Solely for purposes of determining the number of years from the time of any payment for the purchase of Class B shares, all payments during a month shall be aggregated and deemed to have been made on the first day of the month. The following table sets forth the rates of the CDSC, except for Class B shares issued in connection with certain transactions described below:

Year Since Purchase Payment Was Made	CDSC as a % of Amount Invested or Redemption Proceeds (whichever is less)
First	4.00
Second	4.00
Third	3.00
Fourth	3.00
Fifth	2.00
Sixth	1.00

          For Class B shares issued in connection with (i) the exchange of shares originally issued by a series of The Bear Stearns Funds or (ii) the reorganization of any such series of The Bear Stearns Funds, where the shares of such series were purchased before December 1, 2003, the following table sets forth the rates of the CDSC for such shares:

Year Since Purchase Payment Was Made	CDSC as a % of Amount Invested or Redemption Proceeds
First	5.00
Second	4.00
Third	3.00
Fourth	3.00
Fifth	2.00
Sixth	1.00
Seventh	0.00
Eighth	0.00

          In determining whether a CDSC is applicable to a redemption, the calculation shall be made in a manner that results in the lowest possible rate. Therefore, it shall be assumed that the redemption is made first of amounts representing shares acquired pursuant to the reinvestment of dividends and distributions; then of amounts representing the increase in net asset value of Class B shares above the total amount of payments for the purchase of Class B shares made during the preceding six years (eight years for certain shares issued in connection with shares originally issued by a series of The Bear Stearns Funds); and finally, of amounts representing the cost of Class B shares held for the longest period of time.

Waiver of CDSC — The CDSC shall be waived in connection with (a) redemptions made within one year after the death or disability, as defined in Section 72(m)(7) of the Internal Revenue Code of 1986, as amended (the “Code”), of the shareholder, (b) redemptions by employees participating in qualified or non-qualified employee benefit plans or other programs, (c) redemptions as a result of a combination of any investment company with the Fund by merger, acquisition of assets or otherwise, (d) a distribution following retirement under a tax-deferred retirement plan or upon attaining age 70-1/2 in the case of an IRA or Keogh plan or custodial account pursuant to Section 403(b) of the Code, and (e) redemptions pursuant to any systematic withdrawal plan as described in the Fund’s prospectus. Any Fund shares subject to a CDSC which were purchased prior to the termination of such waiver shall have the CDSC waived as provided in the Fund’s prospectus at the time of the purchase of such shares.

Amount of Distribution Plan Fees — Class B Shares—.75 of 1% of the value of the average daily net assets of Class B.

Amount of Shareholder Services Plan Fees — Class B Shares—.25 of 1% of the value of the average daily net assets of Class B.

SCHEDULE B

Amount of Service Plan Fees—Class D Shares — .10 of 1% of the value of average daily net assets of Class D.

SCHEDULE C

Conversion of Class B — Approximately six years after the date of purchase, Class B shares (other than those issued in connection with certain transactions described below) automatically shall convert to Class D shares, based on the relative net asset values for shares of each such Class, and shall no longer be subject to fees pursuant to the Distribution Plan and Shareholder Services Plan. Class B shares issued in connection with (i) the exchange of shares originally issued by a series of The Bear Stearns Funds or (ii) the reorganization of any such series of The Bear Stearns Funds, where the shares of such series were purchased before December 1, 2003, automatically shall convert to Class D shares approximately eight years after the date of original purchase of such shares from the series of The Bear Stearns Funds. At the time of conversion, Class B shares that have been acquired through the reinvestment of dividends and distributions (“Dividend Shares”) shall be converted in the proportion that a shareholder’s Class B shares (other than Dividend Shares) converting to Class D shares bears to the total Class B shares then held by the shareholder which were not acquired through the reinvestment of dividends and distributions.